UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of June, 1999

                            Koor Industries Ltd.
     -----------------------------------------------------------------
              (Translation of registrant's name into English)

                 4 Kaufman Street, Tel-Aviv, 68012, Israel
     -----------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F      X
    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorised.





Date:  June 29, 1999                /s/ Shlomo Heller
                                    ---------------------
                                    By: Shlomo Heller

                                   Title: General Counsel &
                                    Corporate Secretary


EXHIBIT         DESCRIPTION

   A Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on June 21, 1999, regarding the closing of the agreement to sell all of Koor Investments Ltd. holdings in Merhav Building Material and Ceramic Center Ltd.

   B Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on June 28, 1999, regarding the retirement of a director of Koor industries Ltd.

                                                                     EXHIBIT A

June 21, 1999


The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007

Fax: 02-6513940            Fax: 03-5105379


Dear Sirs,


             Re:  KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)
                  IMMEDIATE REPORT NO. 27/99


Following our immediate report dated April 14, 1999 where Koor Indutries Ltd. announced the signing of an agreement to sell all of Koor Investments Ltd. holdings in Merhav Building Material and Ceramic Center Ltd. ("the Agreement"), see attached, Koor Industries Ltd. hereby announces that today the deal was completed; the shares were transferred, and the consideration was received. The closing of the deal followed the fulfillment of all conditions set forth by the sides as conditions for the completion of the Agreement.


                                                Yours sincerely,


                                                Jackie Goren, Adv


                                                               14 April, 1999

The Securities Authority    The Registrar of Companies    The Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.      97 Yafo Street                54 Ahad Ha'am St.
Jerusalem 95465             Jerusalem 91007               Tel Aviv 65202
By fax: 02-6513939          By fax: 02-6247874            By fax: 03-5105379



Dear Sirs,

Re:  IMMEDIATE REPORT - REPORT NO. 14/99
     KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)


Koor Industries Ltd. ("Koor") hereby gives notice as follows:

On the afternoon of 13 April, 1999, an agreement was signed for the sale of all of the holdings (76.37%) of Koor Investments Ltd. (a company wholly-owned by Koor) in Merhav Building Material & Ceramic Center Ltd. ("Merhav") to L.M. Lipsky Ltd., according to a company value of NIS 40.5 million. The agreement includes, inter alia, a stipulation that L.M. Lipsky Ltd. will purchase from Koor the capital note which Merhav issued in Koor's favour in the amount of NIS 3.6 million, and will release Koor from its guarantees in favour of Merhav and its subsidiaries.

The closing has been set for sixty days after the date of signing the agreement, subject to fulfillment by that date of the suspending conditions stipulated in the agreement.

We note that the agreement also stipulates that if the Board of Directors of L.M. Lipsky Ltd. does not approve the transaction within ten days of the date of signing the agreement for any reason whatsoever, the buyer will be Keter Plastic Ltd., with no change to any of the other provisions of the agreement.

The capital gain expected to accrue to Koor from the transaction (before inclusion of Merhav's expenses starting from 1.1.99), is NIS 3.5 million.


                                                   Yours sincerely,


                                                   Adv. Shlomo Heller
                                                   General Counsel and
                                                   Company Secretary

                                                                     EXHIBIT B

                                                               28 June, 1999

The Securities Authority    The Registrar of Companies    The Tel Aviv Stock Exchange Ltd.
3 Kanfei Nesharim St.       P.O.B. 767                    54 Ahad Ha'am St.
Jerusalem 95461             Jerusalem                     Tel Aviv 65202
By fax: 02-6513939          By fax: 02-6247874            By fax: 03-5105379



Dear Sirs,

Re: IMMEDIATE REPORT - DIRECTOR WHO CEASED TO SERVE IN HIS OFFICE (NOT A PUBLIC DIRECTOR)
     IMMEDIATE REPORT NO. 28/99


1.   Name of interested party: Uri Savir

2.   No. of interested party:  5157915

3.   Date on which he ceased to serve: 22.6.99

4. To the best of our knowledge, the retirement does not entail circumstances which should be made known to the investing public.

5. Upon termination of his office, the director ceased to be an interested party in the corporation

6.   This report was transmitted by facsimile:
     To the Securities Authority on 28/6/99 at 14:15 hrs.
     To the Stock Exchange on 28/6/99 at 14:15 hrs.



     Yours sincerely,
     Adv. Shlomo Heller
     General Counsel and
     Company Secretary